UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Ternium S.A.

(Name of Issuer)

Ordinary Shares, $1.00 par value per share

(Title of Class of Securities)

880890108

(CUSIP Number)

Fernando J. Mantilla, 26, Boulevard Royal, Ground Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg

 Telephone: +352 27209600

 (Name, Address and Telephone number of Person Authorized to

 Receive Notices and Communications)

N/A

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

THE NETHERLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,533,470,526
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,533,470,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,533,470,526

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 78.1%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC

**	The percent of class figures set forth in this Amendment No. 10 are calculated based on 2,004,743,442 issued and outstanding Ordinary Shares (as defined below) as of January 22, 2024, as published on the website of Ternium S.A., of which 41,666,666 were held by Ternium S.A. as treasury stock.

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

SAN FAUSTIN S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,533,470,526
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,533,470,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,533,470,526

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 78.1%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TECHINT HOLDINGS S.À R.L.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 1,243,433,012
	8.	SHARED VOTING POWER: 290,037,514
	9.	SOLE DISPOSITIVE POWER: 1,243,433,012
	10.	SHARED DISPOSITIVE POWER: 290,037,514

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,533,470,526

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 78.1%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TENARIS S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,533,470,526
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,533,470,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,533,470,526

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 78.1%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TENARIS GLOBAL SERVICES AND INVESTMENTS S.À R.L.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 229,713,194
	8.	SHARED VOTING POWER: 1,303,757,332
	9.	SOLE DISPOSITIVE POWER: 229,713,194
	10.	SHARED DISPOSITIVE POWER: 1,303,757,332

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,533,470,526

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 78.1%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TECHINT FINANCIAL SERVICES S.L. (Unipersonal)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

SPAIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,533,470,526
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,533,470,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,533,470,526

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 78.1%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

INVERBAN INVESTMENTS S.L. (Unipersonal)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

SPAIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 60,324,320
	8.	SHARED VOTING POWER: 1,473,146,206
	9.	SOLE DISPOSITIVE POWER: 60,324,320
	10.	SHARED DISPOSITIVE POWER: 1,473,146,206

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,533,470,526

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 78.1%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

This Amendment No. 10 amends and supplements the Schedule 13D originally filed on February 11th, 2011 (this "Amendment No. 10"), as further amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8 and No. 9, on behalf of RP STAK, SAN FAUSTIN, TECHINT HOLDINGS, TENARIS, TENARIS GS INVESTMENTS, TEFIN and INVERBAN (as defined thereunder), relating to the Ordinary Shares par value $1 per share of Ternium S.A. (the “Ordinary Shares”). This Amendment No. 10 reflects the changes in the addresses of certain Reporting Persons, as well as certain changes in the composition of the voting committee, board of directors or executive officers of certain Reporting Persons, and also reflects corrections to previously reported percentages on the Ordinary Shares held by the Reporting Persons as reported on Rows 13 of the cover pages of this Schedule 13D. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Schedule 13D and its amendments.

Item 2. Identity and Background

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) (collectively, the “Reporting Persons”).

(a)	ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN (“RP STAK”)

Fascinatio Boulevard 764, 2909 VA Capelle aan den Ijssel, The Netherlands.

RP STAK is a private foundation (stichting) organized under the laws of The Netherlands. No person or group of persons controls RP STAK.

(b)	SAN FAUSTIN S.A. (“SAN FAUSTIN”)

26, Boulevard Royal, Ground Floor, L-2449, Luxembourg.

SAN FAUSTIN is a société anonyme (public limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. RP STAK continues to control SAN FAUSTIN (i.e. it continues to have the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors and the approval of certain corporate transactions and other matters concerning SAN FAUSTIN’s policies).

(c)	TECHINT HOLDINGS S.À R.L. (“TECHINT HOLDINGS”)

26, Boulevard Royal, Ground Floor, L-2449, Luxembourg.

TECHINT HOLDINGS is a société à responsabilité limitée (private limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. All of the shares of TECHINT HOLDINGS are held by SAN FAUSTIN.

(d)	TENARIS S.A. (“TENARIS”)

26, Boulevard Royal, 4th Floor, L-2449, Luxembourg.

TENARIS is a société anonyme (public limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. Approximately 61.4% of the shares of TENARIS are held by TECHINT HOLDINGS.

(e)	TENARIS GLOBAL SERVICES AND INVESTMENTS S.À R.L. (“TENARIS GS INVESTMENTS”)

26, Boulevard Royal, 4th Floor, L-2449, Luxembourg.

TENARIS GS INVESTMENTS S.À R.L. is a société à responsabilité limitée (private limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. All of the shares of TENARIS GS INVESTMENTS are held by TENARIS.

(f)	TECHINT FINANCIAL SERVICES S.L. (Unipersonal) (“TEFIN”)

Paseo de Recoletos Nº 12, 3rd floor, Madrid 28001, Spain.

TEFIN is a public limited liability company, organized under the laws of Spain. All of the shares of TEFIN are held by TECHINT HOLDINGS.

(h)	INVERBAN INVESTMENTS S.L. (Unipersonal) (“INVERBAN”)

Paseo de Recoletos Nº 12, 3rd floor, Madrid 28001, Spain.

Uruguayan Branch: Luis A. de Herrera 1248, Tower III, Office 157, WTC, Montevideo (11300), Uruguay.

INVERBAN is a limited liability company organized under the laws of Spain who may act though its branch registered in Montevideo, Republic of Uruguay. All of the shares of INVERBAN are held by TEFIN.

The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each voting committee member, executive officer, director or legal representative, as applicable, of each Reporting Person are set forth in Schedule I and is incorporated into this Item 2 by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.

Item 5. Interest in Securities of the Issuer

(a) (b)	RP STAK. See items (7) through (11) and (13) on page 2

SAN FAUSTIN. See items (7) through (11) and (13) on page 3

TECHINT HOLDINGS. See items (7) through (11) and (13) on page 4

TENARIS. See items (7) through (11) and (13) on page 5

TENARIS GS INVESTMENTS. See items (7) through (11) and (13) on page 6

TEFIN. See items (7) through (11) and (13) on page 7

INVERBAN. See items (7) through (11) and (13) on page 8

There have been no transactions in Ordinary Shares effected by the Reporting Persons or, to the best of the Reporting Person’s knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
A	Power of Attorney of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN dated October 31st, 2023.***
B	Power of Attorney of SAN FAUSTIN S.A. dated September 28th, 2023.***
C	Power of Attorney of TECHINT HOLDINGS S.à r.l. dated September 28th, 2023.***
D	Power of Attorney of TENARIS S.A. dated October 3rd, 2023.***
E	Power of Attorney of TENARIS GLOBAL SERVICES AND INVESTMENTS S.à r.l. dated October 3rd, 2023.***
F	Power of Attorney of TECHINT FINANCIAL SERVICES S.L. (Unipersonal) dated September 28th, 2023.***
G	Power of Attorney of INVERBAN INVESTMENTS S.L. (Unipersonal) dated September 28th, 2023.***

***	Previously filed as an exhibit to the Schedule 13D of Ternium S.A. dated November 2nd, 2023 and incorporated by reference in this Amendment No. 10.

Schedule I

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN

MANAGEMENT

Manager	Residence or business address	Present principal occupation	Citizenship
Earl Management (Netherlands) B.V.	Fascinatio Boulevard 764, 2909 VA Capelle aan den IJssel, The Netherlands	Management Company	Dutch

VOTING COMMITTEE

Members	Residence or business address	Present principal occupation	Citizenship
Paolo Rocca (Chairman)	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Gianfelice Rocca	Via Monte Rosa 93, 20149 Milan, Italy	Chairman of the Board of San Faustin S.A.	Italian
Roberto Bonatti	Viale Piave 4, 20129 Milan, Italy	Director of San Faustin S.A.	Italian
Sofía Bonatti Elias de Tejada	Rue Antoine Breart 167, Bruxelles, Belgium	Lawyer	Swiss
Giovanni Sardagna	Gravules-ch 10, 7522 La Punt Chamues-ch, Switzerland	Director of Investors’ relations of Tenaris S.A.	Italian
Andres Piñeyro	Paseo de Recoletos Nº 12, 3rd floor, 28001 Madrid, Spain	President of Meridium S.A.	Argentine
Lodovico Rocca	Via Monte Rosa 93, 20149 Milan, Italy	Vice-president of Techint E&C, Uruguay	Italian

SAN FAUSTIN S.A.

BOARD OF DIRECTORS

Name	Residence or business address	Present principal occupation	Citizenship
Gianfelice Rocca	Via Monte Rosa 93, 20149 Milan, Italy	Chairman of the Board of San Faustin S.A.	Italian
Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Roberto Bonatti	Viale Piave 4, 20129 Milan, Italy	Director of San Faustin S.A.	Italian
Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor	Italian
Nicola Drago	2, Ugo Bassi, 20159 Milan, Italy	Vice-president of De Agostini SpA	Italian
Giorgio Alliata di Montereale	Carlos M. Della Paolera 299, 18th floor, Buenos Aires, Argentina	Economist	Italian
Bob Kneip	33, rue des Puits de Romain, L-8070, Bertrange, Luxembourg	Vice-Chairman of Kneip Communication Luxembourg	Luxembourgish
Andres Piñeyro	Paseo de Recoletos Nº 12, 3rd floor, 28001 Madrid, Spain	President of Meridium S.A.	Argentine
Lodovico Rocca	Via Monte Rosa 93, 20149 Milan, Italy	Vice-president of Techint E&C, Uruguay	Italian
Giovanni Sardagna	Gravules-ch 10, 7522 La Punt Chamues-ch, Switzerland	Director of Investors’ relations of Tenaris S.A.	Italian
Paolo Bassetti	Strada Principală 216. Copsa Mare, Sibiu 557046, Romania	Director of BEPA Investitii Consultor SRL, Bucarest, Romania	Italian

OFFICERS

Name	Residence or business address	Present principal occupation	Citizenship
Chairman of the Board Gianfelice Rocca	Via Monte Rosa 93, 20149 Milan, Italy	Chairman of the Board of San Faustin S.A.	Italian
President Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Vice-president Giovanni Sardagna	Gravules-ch 10, 7522 La Punt Chamues-ch, Switzerland	Director of Investors’ relations of Tenaris S.A.	Italian
Secretary of the Board of Directors and Chief Legal Officer Fernando Jorge Mantilla	Carlos M. Della Paolera 299, 16th floor, Buenos Aires, Argentina	Chief Legal Officer of San Faustin S.A.	Argentine
Assistant Secretary of the Board of Directors Mariana Peña-Pinon	26, Boulevard Royal, Ground Floor, L-2449 Luxembourg	Legal Manager of San Faustin S.A.	French
Chief Financial Officer Mario O. Lalla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Chief Financial Officer of San Faustin S.A.	Argentine
General Manager Diego Fortunato	26, Boulevard Royal, Ground Floor, L-2449 Luxembourg	General Manager of San Faustin S.A.	Italian

TECHINT HOLDINGS S.à r.l.

BOARD OF MANAGERS

Name	Residence or business address	Present principal occupation	Citizenship
Gianfelice M. Rocca (Chairman)	Via Monterosa 93, 20149 Milan, Italy	Chairman of San Faustin S.A.	Italian
Paolo Rocca (Vice-chairman)	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Mario O. Lalla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Chief Financial Officer of San Faustin S.A.	Argentine
Alain Renard	74, Grand-Rue, L-1660 Luxembourg, Grand Duchy of Luxembourg	Member of the Executive Committee of Atalux	French
Diego Fortunato	26, Boulevard Royal, Ground Floor, L-2449 Luxembourg	General Manager of San Faustin S.A.	Italian

TENARIS S.A.

BOARD OF DIRECTORS

Name	Residence or business address	Present principal occupation	Citizenship
Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Germán Curá	2200 West Loop South, Suite 800, Houston, Texas, 77027, USA	Director and Vice Chairman of the Board of Tenaris S.A.	US
Guillermo F. Vogel Hinojosa	Campos Eliseos 400 Piso 17, Col. Chapultepec Polanco, Mexico	Director and Vice Chairman of the Board of Tenaris S.A.	Mexican
Roberto Bonatti	Viale Piave 4, 20129 Milan, Italy	Director of San Faustin S.A.	Italian
Carlos A. Condorelli	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Director of Tenaris S.A. and Ternium S.A	Argentine
Gianfelice Rocca	Via Monte Rosa 93, 20149 Milan, Italy	Chairman of the Board of San Faustin S.A.	Italian
Jaime Serra Puche	600 Paseo de La Reforma, 1 floor, Plaza de la Reforma Santa Fe Bldg, Mexico	Chairman of SAI Derecho & Economia	Mexican
Mónica Tiuba	26, Boulevard Royal, 4th Floor, L-2449 Luxembourg	Director of Tenaris S.A. and Chairperson of Tenaris Audit Committee	Brazilian and Luxembourgish
Simon Ayat	26, Boulevard Royal, 4th Floor, L-2449 Luxembourg	Director of Tenaris S.A.	French and Lebanese
Maria Novales Flamarique	309 St. Clements Ave, M3R1H3, Toronto (Ontario), Canada	Strategy Advisor	Canadian, Spanish, and U.S.

OFFICERS

Name	Residence or business address	Present principal occupation	Citizenship
Chief Executive Officer Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Chief Financial Officer Alicia Móndolo	Av. Leandro N. Alem 1067, 25th floor, Buenos Aires, Argentina	Chief Financial Officer of Tenaris SA	Argentine
Secretary of the Board of Directors Cecilia Bilesio	Campos Eliseos 400 17th, Col. Chapultepec Polanco, Mexico	Secretary of the Board of Directors of Tenaris S.A.	Argentine

TENARIS GLOBAL SERVICES AND INVESTMENTS S.à r.l.

BOARD OF MANAGERS

Name	Residence or business address	Present principal occupation	Citizenship
Alicia Móndolo (Manager B)	Av. Leandro N. Alem 1067, 25th floor, Buenos Aires, Argentina	Chief Financial Officer of Tenaris SA	Argentine
Stefano Bassi (Manager A)	26, Boulevard Royal, 4th Floor, L-2449 Luxembourg	Manager of Tenaris Global Services and Investments S. à r.l.	Italian
Yves Speeckaert (Manager B)	57 rue de l’Alzette, L-4011 Esch-sur-Alzette, Luxembourg	Independent Director	Belgian

TECHINT FINANCIAL SERVICES S.L. (Unipersonal)

BOARD OF DIRECTORS

Name	Residence or business address	Present principal occupation	Citizenship
Mario Osvaldo Lalla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Chief Financial Officer of San Faustin S.A.	Argentine
Andrés Jesús David Echegaray	Paseo de Recoletos Nº 12, 3rd floor, 28001 Madrid, Spain	Director of Techint Financial Services S.L. (Unipersonal)	Argentine
Gonzalo de Benito	Paseo de la Castellana 12, Madrid, Spain	Attorney-at-law	Spanish

OFFICERS

Name	Residence or business address	Present principal occupation	Citizenship
President Mario O. Lalla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Chief Financial Officer of San Faustin S.A.	Argentine
Secretary Gonzalo de Benito	Paseo de la Castellana 12, Madrid, Spain	Attorney-at-law	Spanish

INVERBAN INVESTMENTS S.L. (Unipersonal)

BOARD OF DIRECTORS

Name	Residence or business address	Present principal occupation	Citizenship
Enrico Bonatti	8th Floor, Farringdon Street, London, EC4A 4AB, United Kingdom	Director of Tenaris Global Services (UK) Ltd.	Swiss
Diego Fortunato	26, Boulevard Royal, Ground Floor, L-2449 Luxembourg	General Manager of San Faustin S.A.	Italian
Gonzalo de Benito	Paseo de la Castellana 12, Madrid, 28046, Spain	Attorney-at-law	Spanish
Carlos Macellari	Julio Caro Baroja 122 1D, Madrid, 28055, Spain	Consultant	Argentine

OFFICERS

Name	Residence or business address	Present principal occupation	Citizenship
President Enrico Bonatti	8th Floor, Farringdon Street, London, EC4A 4AB, United Kingdom	Director of Tenaris Global Services (UK) Ltd.	Swiss
Secretary Gonzalo de Benito	Paseo de la Castellana 12, Madrid, 28046, Spain	Attorney-at-law	Spanish

URUGUAYAN BRANCH: LEGAL REPRESENTATIVES

Name	Residence or business address	Present principal occupation	Citizenship
Maria Elena Cáccamo	Luis A. de Herrera 1248, Tower III, Office 157, WTC, Montevideo (11300) Uruguay	Legal representative of Inverban Investments SL – Sucursal Uruguay	Argentine
Matías José Ripoll Munho	Luis A. de Herrera 1248, Tower III, Office 157, WTC, Montevideo (11300) Uruguay	Legal representative of Inverban Investments SL – Sucursal Uruguay	Uruguayan

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 10 to Schedule 13D on his own behalf and on behalf of SAN FAUSTIN S.A., TECHINT HOLDINGS S.À R.L., TENARIS S.A., TENARIS GLOBAL SERVICES AND INVESTMENTS S.À R.L., TECHINT FINANCIAL SERVICES S.L. (Unipersonal) and INVERBAN INVESTMENTS S.L. (Unipersonal).

January 22, 2024

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by SAN FAUSTIN S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 10 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, TECHINT HOLDINGS S.À R.L., TENARIS S.A., TENARIS GLOBAL SERVICES AND INVESTMENTS S.À R.L., TECHINT FINANCIAL SERVICES S.L. (Unipersonal) and INVERBAN INVESTMENTS S.L. (Unipersonal).

January 22, 2024

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by TECHINT HOLDINGS S.À R.L. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 10 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TENARIS S.A., TENARIS GLOBAL SERVICES AND INVESTMENTS S.À R.L., TECHINT FINANCIAL SERVICES S.L. (Unipersonal) and INVERBAN INVESTMENTS S.L. (Unipersonal).

January 22, 2024

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by TENARIS S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 10 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.À R.L., TENARIS GLOBAL SERVICES AND INVESTMENTS S.À R.L., TECHINT FINANCIAL SERVICES S.L. (Unipersonal) and INVERBAN INVESTMENTS S.L. (Unipersonal).

January 22, 2024

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by TENARIS GLOBAL SERVICES AND INVESTMENTS S.À R.L. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 10 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.À R.L., TENARIS S.A., TECHINT FINANCIAL SERVICES S.L. (Unipersonal) and INVERBAN INVESTMENTS S.L. (Unipersonal).

January 22, 2024

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by TECHINT FINANCIAL SERVICES S.L. (Unipersonal) to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 10 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.À R.L., TENARIS S.A., TENARIS GLOBAL SERVICES AND INVESTMENTS S.À R.L. and INVERBAN INVESTMENTS S.L. (Unipersonal).

January 22, 2024

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by INVERBAN INVESTMENTS S.L. (Unipersonal) to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 10 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.À R.L., TENARIS S.A., TENARIS GLOBAL SERVICES AND INVESTMENTS S.À R.L. and TECHINT FINANCIAL SERVICES S.L. (Unipersonal).

January 22, 2024

/s/ Fernando J. Mantilla
Attorney-in-fact